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                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-29573


                    SUPPLEMENT DATED SEPTEMBER 16, 1997 TO
               PROXY STATEMENT/PROSPECTUS DATED AUGUST 20, 1997

  This Supplement is provided to the security holders of EyeSys Technologies, Inc. ("EyeSys") in connection with the proposed acquisition (the "Acquisition") of EyeSys by Premier Laser Systems, Inc. ("Premier"), pursuant to a transaction described in a Proxy Statement/Prospectus dated August 20, 1997 (the "Proxy Statement/Prospectus"). A meeting of the security holders of EyeSys is scheduled for September 23, 1997, to vote on such transaction. This Supplement is being provided to the security holders of EyeSys in order to provide additional information relating to the discussion contained in the Proxy Statement/Prospectus concerning the manner in which the parties will calculate the number of Premier securities to be issued in the Acquisition.

  The Proxy Statement/Prospectus and the Merger Agreement contained as an exhibit therein describe the method by which the "Per Share Value" of the Premier Class A Common Stock to be issued in the Acquisition is to be calculated. The Per Share Value is used to determine the number of shares to be issued. This description indicates that the Per Share Value shall mean:

  "at the election of Premier, either (i) the average of the closing sale prices of Premier's Class A Common Stock for the fifteen (15) trading days immediately preceding the Closing; or (ii) the average of the closing sale prices of the Common Stock for the thirty (30) days ending fifteen (15) days prior to such Closing."

  EyeSys and Premier have agreed that with respect to clause (ii) of this definition, the Per Share Value will be calculated on the thirty (30) business days ending fifteen (15) days prior to the Closing. If the Per Share Value is calculated using clause (ii) instead of clause (i), and assuming the closing of the Acquisition is on September 24, 1997, this interpretation would result in the Per Share Value being approximately $0.305 higher than if the thirty
(30) days referred to in this clause was calculated using calendar days. As a result, if clause (ii) is used to calculate Per Share Value, and assuming that there is no contingent consideration payable and that the closing date is on or about September 24, 1997, this will result in a lower total number of shares to be issued in the Merger (approximately 1,083,689 instead of approximately 1,118,576).

  If the Closing does not occur on or about September 24, 1997, it will not be possible to determine at the present time how the above described agreement will affect Per Share Value. In addition, if the Per Share Value is determined under clause (i), the above agreement will have no effect on the determination of Per Share Value.

  If you have previously voted with respect to the Merger, and desire to change your vote, please so notify EyeSys by letter or facsimile (which must be received no later than 2:30 p.m., Central Time, on September 23, 1997). EyeSys' address is 2776 Bingle Road, Houston, Texas 77055, and its facsimile number is (713) 465-2418.

  If you do not desire to change your vote, no action need be taken.